

December 7, 2010

Mr. Joseph M. Cormier
Global Defense Technology & Systems, Inc.
1501 Farm Credit Drive, Suite 2300
McLean, VA 22102-5011

> **Re:** **Global Defense Technology & Systems, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 4, 2010**
> **File No. 1-34551**

Dear Mr. Cormier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Critical Accounting Policies, page 38
Goodwill, page 39

1. We assume that the estimated fair values of your reporting units "substantially" exceed their respective carrying values since, in your previous response letter dated October 7, 2009, you committed to provide the following disclosures for any reporting unit whose estimated fair value was not substantially in excess of its carrying value:
    *   The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
    *   The amount of goodwill allocated to the reporting unit.
    *   A description of the assumptions that drive estimated fair value.
    *   A discussion of any uncertainties associated with each key assumption. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of those assumptions.

- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
- Any other material and useful information you gather and analyze regarding the risks of recoverability of goodwill.

If you determined that estimated fair values "substantially" exceeded carrying values for all your reporting units, please disclose that determination in all future filings. If you have not, please explain to us how your disclosures comply with your previous response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Tricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief